UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Vicon Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

925811101

(CUSIP Number)

David Weiner
c/o W-Net, Inc.
3940 Laurel Canyon Blvd., Suite 327
Studio City, California 91604
(818) 385-0405

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925811101		Page 2 of 5 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,386
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 242,386
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,386
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14		TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Vicon Industries, Inc., a New York corporation (the “Company”), which has its principal executive offices at 89 Arkay Drive, Hauppauge, New York 11788.

Item 2. Identity and Background.

(a) and (f) This statement is being by David Weiner, a citizen of the United States (the “Reporting Person”).

(b) The principal address for Mr. Weiner is 3940 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

(c) David Weiner is a consultant for, and is the sole director and officer of, W-Net, Inc., a consulting firm.

(d) and (e) During the last five years, Mr. Weiner has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 242,386 shares purchased by Mr. Weiner is $1,413,388, including brokerage commissions. Mr. Weiner purchased these shares pursuant to open market purchases. In the sixty (60) days immediately preceding the date of this Schedule 13D, Mr. Weiner acquired the 242,386 shares as follows: 5,000 shares at $5.8614 on February 13, 2008, 65,330 shares at 5.5094 on February 15, 2008, 2,256 shares at $5.50 on February 15, 2008, 121,200 shares at $5.9622 on February 19, 2008, 18,800 shares at $5.9385 on February 20, 2008, 24,800 shares at $5.9498 on February 21, 2008, and 5,000 shares at $5.9854 on February 22, 2008. The shares owned by Mr. Weiner were acquired using personal funds.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Person purchased the shares of Common Stock based on the Reporting Person’s belief that such shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Person intends to engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

Depending on various factors including, without limitation, other investment opportunities available to the Reporting Person, the Company's financial position, the Company’s operational, business and investment strategy, the price levels and availability of the shares of Common Stock that would make the purchase of additional shares of Common Stock desirable, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company on such terms and at such times, or from time to time, as he deems advisable, including, without limitation, seeking Board representation, communicating with other shareholders, making proposals to the Company concerning purchasing additional shares of Common Stock, selling some or all of his respective shares of Common Stock, or purchasing additional shares of Common Stock, in the open market or in private transactions or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing his respective intentions with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

The aggregate percentage of shares of Common Stock reported by Mr. Weiner is based upon 4,809,470 shares outstanding as of December 31, 2007, which is the total number of shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2008.

As of February 25, 2008, Mr. Weiner owned 242,386 shares of Common Stock of the Company (the “Weiner Shares”). The Weiner Shares constitute approximately 5.0% of the Company’s outstanding shares of Common Stock.

Mr. Weiner has sole power to vote and dispose of or to direct the vote or to direct the disposition of the 242,386 Weiner Shares.

(c) Transactions by the Reporting Person in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 25, 2008	By:	/s/ David Weiner
David Weiner